UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       CAPITAL ENVIRONMENTAL RESOURCE INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    14008M104
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                                 (CUSIP Number)

                                Gary W. DeGroote
                               GWD Management Inc.
                               1455 Lakeshore Road
                                   Suite 201N
                               Burlington, Ontario
                                 Canada L7S 2J1
                                  905-333-4418
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  14008M104                                       Page ___ of ___ Pages
          ----------------------------
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         GWD Management Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/ /
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

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                            7      SOLE VOTING POWER
NUMBER OF SHARES                   1,500,000
  BENEFICIALLY             -----------------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH
   REPORTING               -----------------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER
     WITH                          1,500,000
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%

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14       TYPE OF REPORTING PERSON*
         CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer

         The class of security to which this statement relates is the common stock (the "Common Stock") of Capital Environmental Resource Inc., a corporation organized under the laws of the province of Ontario, Canada (the "Company") whose principal executive office is located at 1005 Skyview Drive, Burlington, ON L7P 5131 Canada.

Item 2 - Identity and Background

         GWD Management Inc. ("GWD") is a corporation incorporated under the laws of the province of Ontario, Canada with its principal business and principal office located at 1455 Lakeshore Road, Suite 201N, Burlington, Ontario Canada L7S 2J1. The principal business of GWD is investing and investment management.

         The sole stockholder, executive officer and director of GWD is Gary W. DeGroote, a Canadian citizen whose address is 1455 Lakeshore Road, Suite 201N, Burlington, Ontario, Canada L75 2J1. Gary DeGroote is the President and Secretary of GWD.

         During the last five years, neither GWD nor Gary W. DeGroote has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither GWD nor Gary W. DeGroote has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GWD or Mr. DeGroote was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect to such laws.

Item 3 - Source and Amount of Funds

         The source of funds used by GWD to purchase the Common Stock owned by GWD was its working capital.

Item 4 - Purpose of the Transaction

         On September 7, 2001, GWD purchased 1,500,000 shares of the Company's Common Stock for an aggregate purchase price of US $3,000,000. The purchase was made pursuant to the closing of the transactions under the Subscription Agreement, dated as of July 27, 2001, by and among the Company and certain investors, including GWD (the "Subscription Agreement"). In this transaction, the investors under the Subscription Agreement purchased an aggregate of 16,500,000 shares of the Company's Common Stock for an aggregate purchase price of US $33,000,000.

         In connection with the transaction, David Sutherland-Yoest, Don A. Sanders, Gary W. DeGroote, Lucien Remillard and Warren Grover were elected as directors of the Company. These persons constitute the current Board of Directors of the Company.

         Upon the closing of the transaction, GWD entered into a lock-up agreement with the Company. The lock-up agreement prevents GWD from selling, transferring, pledging or otherwise disposing of the Common Stock acquired by GWD pursuant to the Subscription Agreement until the earlier of May 31, 2002 and the payment in full by the Company of all of its obligations under its current senior credit facilities.

         Other than the matters set forth above, GWD does not have any present plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

Item 5 - Interest in Securities of the Issuer

         GWD is the beneficial owner of 1,500,000 shares of the Company's Common Stock, representing 6.3% of the outstanding Common Stock. These shares were purchased by GWD on September 7, 2001 at a purchase price of $2.00 per share in connection with a private placement by the Company of an aggregate of 16,500,000 shares of Common Stock pursuant to the Subscription Agreement. GWD has sole voting and dispositive power over such shares. Gary W. DeGroote does not directly own any shares of the Company's Common Stock; however, as the sole stockholder and director of GWD, Mr. DeGroote may be deemed to have beneficial ownership of the shares held by GWD.

Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         On September 7, 2001, each of the investors under the Subscription Agreement, including GWD, entered into a Registration Rights Agreement with the Company which provides the investors with certain demand and piggy-back registration rights with respect to shares of Common Stock purchased under the Subscription Agreement.

         Except to the extent described in Item 4 or as set forth above, neither GWD nor Gary W. DeGroote has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

         In addition, other than the Registration Rights Agreement described above and lock-up agreements between the Company and certain investors under the Subscription Agreement, there are no agreements, arrangements or understandings (legal or otherwise) among the investors under the Subscription Agreement, or between such investors and the Company, with respect to, in connection with or otherwise related to the voting, acquisition or disposition of the securities of the Company.

Item 7 - Material to be Filed as Exhibits


Exhibit                 Description
-------                 -----------

1 Form of Subscription Agreeement, dated July 27, 2001, by and among the Company and the Investors named therein

2 Lock-Up Agreement, dated as of September 7, 2001, by and between the Company and GWD Management, Inc.




           After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2001


GWD MANAGEMENT INC.


By:   /s/ Gary W. DeGroote
   ---------------------------------------
      Gary W. DeGroote
      President